Exhibit 4

Zeff Capital, L.P.

c/o Zeff Holding Company, LLC

885 Sixth Avenue

New York, New York 10001

October [●], 2018

[Name of Nominee]

[Address of Nominee]

Dear [●]:

As you know, Zeff Capital, L.P., on behalf of itself and its affiliates (collectively, “Capital”), is considering the possibility of commencing a solicitation (the “Solicitation”) of proxies in connection with the 2018 Annual Meeting of Stockholders of TSR, Inc., a Delaware corporation (the “Company”), or a Special Meeting of Stockholders of the Company in lieu thereof that includes the election of directors (in each case, including any adjournments, postponements or other delays thereof) to, in each case and among other things, elect nominees to serve as directors on the Company’s Board of Directors (the “Board”). This letter agreement (this “Letter Agreement”) will confirm your agreement, subject to the terms and conditions stated herein, with Capital to stand for election as a nominee of Capital to serve as a Class I director of the Company in connection with the Solicitation.

Capital reserves the right, in its sole discretion at any time, not to nominate you or to withdraw you from serving as a nominee of Capital. Any such action by Capital will not prejudice your rights under this Letter Agreement to reimbursement of certain expenses and the benefits of the indemnification provisions in this Letter Agreement through the date that Capital determines not to nominate you or to withdraw you as a nominee.

Capital will reimburse you, as promptly as practicable upon your request, for your reasonable and documented out-of-pocket expenses directly related to the performance of your duties under this Letter Agreement with respect to the Solicitation (including travel expenses, if any). This right of reimbursement is in addition to your rights of indemnification described in this Letter Agreement. You must consult with Capital prior to incurring any such expenses.

Each of Capital and you recognizes that, should you be elected to the Board, all of your activities and decisions as a director will be governed by applicable law and subject to your duties to the stockholders of the Company. As a result, there is not, and can never be, any agreement between you and Capital that governs the decisions that you will make as a director of the Company.

In consideration of your agreement as set forth above, and to the fullest extent permitted by Delaware and other applicable law, Capital agrees to indemnify you against, and hold you harmless from, any and all liabilities, losses, claims, damages, suits, actions, judgments and reasonable costs and expenses actually incurred by you (including reasonable and documented out-of-pocket attorneys’ fees and expenses) (collectively, “Losses”) in connection with the investigation, preparation or defense of any litigation (commenced or threatened), any civil, criminal, administrative or arbitration action, or any claim whatsoever, in each case whether instituted by the Company or any other party, and any and all amounts paid in settlement (with Capital’s consent) by you or on your behalf of any such claim or litigation asserted against, imposed upon or incurred or suffered by you, directly or indirectly, based upon, arising out of or relating to (a) serving as a nominee of Capital; (b) being a “participant in a solicitation” (as defined in the rules and regulations under the Securities Exchange Act of 1934, as amended) in connection with the Solicitation; and (c) being otherwise involved in the Solicitation as a nominee of Capital (in the case of each of (a), (b) and (c), following the date of this Letter Agreement). In connection with the Solicitation, Capital will have no indemnification obligation in excess of $100,000 in the aggregate for all indemnified persons. Notwithstanding anything to the contrary in this Letter Agreement, Capital will not indemnify you for any action taken or omission (i) by you or on your behalf that occurs subsequent to certification of the results relating to the Solicitation or such earlier time as you are no longer a nominee of Capital for election to the Board; or (ii) by you as a director of the Company, if you are elected. In addition, Capital will not be obligated to provide you with any indemnification with respect to any Losses that (A) arise out of any materially inaccurate written information supplied by you or on your behalf for inclusion in any filings made with any federal or state governmental agency, including any materials related to the Solicitation (including, without limitation, the proxy statement with respect to the Solicitation); or (B) are found in a final judgment by a court, not subject to further appeal, to have resulted from bad faith or willful misconduct on your part. You will repay to Capital any amounts that have been paid by Capital to you or on your behalf in respect of the foregoing in the event that you are found, subject to a final and non-appealable judgment, to not be entitled to indemnification under this Letter Agreement.

Promptly after receipt by you of notice of any such claim or the commencement of any action, proceeding or investigation in respect of which indemnification may be sought as provided above, you must promptly notify Capital’s counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, in writing by personal delivery, fax or overnight mail of the receipt of any such notice or commencement of any such action, proceeding or investigation. Any such notice should be sent to the following address: Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, CA 94303, Attention: Douglas K. Schnell, (650) 493-6811 (fax). The failure to so notify Capital’s counsel will not limit your rights to indemnification hereunder, except to the extent that Capital is actually prejudiced thereby.

In case any such action, proceeding or investigation is brought against you and you notify Capital of the commencement thereof, Capital will have the right to participate in such action, proceeding or investigation and, to the extent that Capital so determines, at any time to assume the defense and settlement thereof, with counsel reasonably satisfactory to you. Notwithstanding the prior sentence, if the defendants in any such action include both you and Capital and if you have been advised by counsel reasonably acceptable to Capital that there may be one or more legal defenses available to you that are different from or additional to those available to Capital (a “Conflict Situation”), you will have the right to select up to one separate counsel reasonably acceptable to Capital to participate in the defense of such action on your behalf. Capital will not be responsible for more than one such counsel in each jurisdiction. In the event of a Conflict Situation, you and other persons who are (or were) nominees of Capital to serve as directors of the Company involved in such matter will share one counsel (unless you have been advised by counsel reasonably satisfactory to Capital that there may be one or more legal defenses available to you that are different from or additional to those available to any of such other persons). After notice from Capital to you of its election to assume the defense of any such action, proceeding or investigation, neither Capital nor any of its affiliates will be liable to you under this Letter Agreement for any expenses subsequently incurred by you in connection with the defense thereof, unless you have employed counsel in accordance with this paragraph.

Capital will have the right to settle any action, proceeding or investigation that is brought against you for which indemnification is available under the terms of this Letter Agreement, except that Capital will not settle, without your prior written consent (which you may not unreasonably withhold), any action, proceeding or investigation in any manner that would impose any penalty, obligation or limitation on you (other than monetary damages for which Capital agrees to be wholly responsible) or that would contain any language (other than a recitation of any amounts to be paid in settlement) that could reasonably be viewed as an acknowledgement of wrongdoing on your part or otherwise as materially detrimental to your reputation.

Capital will not be liable under this Letter Agreement to make any indemnification payment in connection with any claim made against you to the extent (and only to the extent) that you have otherwise received payment or have a right to be indemnified or reimbursed (under any insurance policy, pursuant to any indemnification or reimbursement payment or provision by any party other than Capital, or otherwise) of the amounts otherwise indemnifiable hereunder. Any payments required to be made by Capital pursuant to this Letter Agreement will be remitted to you on a monthly basis as the expenses to which such payments relate are incurred.

For purposes of this Letter Agreement, the termination of any claim, action, suit or proceeding by judgment, order, settlement (whether with or without court approval), or upon a plea of nolo contendere, or its equivalent, will not create a presumption that you did not meet any particular standard of conduct or have any particular belief, or that a court has determined that indemnification is not permitted by applicable law.

In the event of any payment under this Letter Agreement, Capital will be subrogated to the extent of such payment to all of your rights of recovery and you will, at Capital’s expense, execute all documents reasonably required and will do everything that may be reasonably necessary to secure such rights, including, without limitation, the execution of such documents reasonably necessary to enable Capital to effectively bring suit to enforce such rights.

This Letter Agreement shall be governed by and construed by and enforced in accordance with the laws of the State of Delaware. Without limiting the foregoing, each party agrees that service of process on such party at the address listed for such party in this Letter Agreement will be deemed effective service of process on such party. This Letter Agreement may only be amended or waived by a written instrument signed by Capital and you. This Letter Agreement may be executed in textually identical counterparts (including by fax and .pdf), each of which shall constitute an original, but which together shall constitute one agreement. This Letter Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof.

Capital and you irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America in each case located in the State of Delaware for any litigation arising out of or relating to this Letter Agreement, and waive any objection to the laying of venue of any litigation arising out of this Letter Agreement in such courts. Capital and you irrevocably and unconditionally waive and agree not to plead or claim that any such litigation brought in any such court has been brought in an inconvenient forum.

[Signature page follows]

Please acknowledge your agreement to the foregoing by signing in the space provided below.

Very truly yours,

ZEFF CAPITAL, L.P.

By: Zeff Holding Company, LLC, as
general partner

By: __________________________

Name: Daniel Zeff

Title: Manager

Accepted and Agreed:

[●]

[Signature Page to Nominee Letter]